Filed by EO Charging

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: September 10, 2021

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We’ve teamed up with Scottish Power to offer their customers the world’s smallest electric vehicle charger, the EO Mini Pro 2, and the move towards a greener future.

“We’re proud to partner with ScottishPower and support their five million home and business customers in making the switch to electric vehicles.” - Charlie Jardine, EO’s Founder & CEO.

Find out more about our partnership below

(Legal disclaimer: https://lnkd.in/diQBcYfY)

Post link: https://www.eocharging.com/news/scottish-power-partnership

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We’re teaming up with @ScottishPower to support their five million home and business customers in making the switch to electric vehicles.

Find out more about our exciting partnership below

(Legal disclaimer: https://lnkd.in/diQBcYfY)

Post link: https://www.eocharging.com/news/scottish-power-partnership

ScottishPower backs shift to electric vehicles by partnering with EO Charging to provide world’s smallest charger for home EV package

ScottishPower has partnered with EO Charging (“EO”), one of Europe’s fastest growing companies, to offer its customers the world’s smallest residential electric vehicle charger, in a bid to support consumers in the move towards greener transport.

As the UK heads towards the ban on the sale of petrol and diesel cars by 2030, more and more people are buying electric vehicles. According to figures by SMMT, in July there was “bumper growth” in the sale of plug-in cars, with battery electric vehicles taking 9% of sales. Plug-in hybrids reached 8% of sales, and hybrid electric vehicles were at almost 12%1.

With sales and demand for electric vehicles increasing, EO’s new partnership with ScottishPower will enable more consumers to purchase private charging stations which are compact and convenient for homes across the UK.

The EO Mini Pro 2 will be available for ScottishPower customers to purchase to support their electric vehicle from Monday 13th September. The game-changing charger is manufactured in the UK and is smaller than an A5 piece of paper, bringing ScottishPower’s customers even more choice when it comes to deciding what electric vehicle charger best suits their needs.

ScottishPower first entered into the electric vehicle charging market in 2018, providing residential customers with both hardware and installation of EV chargers and working on developing charging solutions for their business customers as well. To date, the company has sold thousands of electric vehicle chargers to homes throughout Great Britain and expects this to grow significantly over the next five years.

Chris Carberry, ScottishPower’s Smart Solutions Director, said: “We’re on a mission to help drive the change to cleaner, electric transport. That’s why we offer electric vehicle charging points and our EV tariff to our customers so they can charge easily at home, at work or on the go.

“We’re seeing more and more people make the switch to electric vehicles and we want to be able to offer a variety of chargers to help suit individual’s needs. On World EV Day we’re excited to announce our partnership with EO to bring the world’s smallest electric vehicle charger, the EO Mini Pro 2, to our UK customers. This partnership is another important step for us in our work to offer green solutions for all of our customers to help them on their own decarbonisation journey.”

Charlie Jardine, CEO and Founder of EO, commented: “Sales of electric vehicles in the UK continue to soar and it’s safe to say that the transition to electric is unfolding right in front of us. As one of the leading EV charging providers here in the UK, we’re proud to partner with ScottishPower and support their five million home and business customers in making the switch to electric vehicles.

“Charging at home is not only convenient for EV drivers but also cheaper when paired with a smart energy tariff and a charge point that has built-in charge scheduling. The EO Mini Pro 2 is small, smart and the perfect domestic charging solution whether you manage your own business or simply manage the school run.”

[1]	https://www.bbc.co.uk/news/business-58100474

The EO Mini Pro 2 is a smart electric vehicle charger, available with a Universal socket or Tethered. It’s compatible with any electric vehicle and OZEV approved, allowing ScottishPower customers to reduce the cost and installation of their charger by £350. For more information, please head to: https://www.eocharging.com/eo-mini-pro-2

-ENDS-

Notes to Editors

About EO

EO Charging (EO) is a leading technology solutions provider in the EV sector. EO designs and manufactures EV charging stations and hardware-agnostic cloud-based charge-point management software for fleets at its headquarters in the UK. EO also provides installation services and ongoing operations and maintenance services across its fleet customer base.

Founded in 2014, EO’s technology is used by a number of the world’s largest businesses and fleet operators and it now distributes to over 35 countries around the world. It aims to become the global leader in charging electric van, truck, bus and car fleets.

EO was ranked number 27 on the Financial Times’ FT1000 list of Europe’s fastest-growing companies. EO Charging previously announced an agreement for a business combination with First Reserve Sustainable Growth Corp. (NASDAQ: FRSG), which is expected to result in EO Charging becoming a public company listed on the NASDAQ exchange.

To learn more, please visit www.EOcharging.com and follow us @EOCharging on Twitter and LinkedIn.

About ScottishPower

ScottishPower is part of the Iberdrola Group, one of the world’s new green energy majors and a world leader in wind energy. The Group has outlined a €75 billion investment plan to 2025 as a firm commitment to a green economic recovery, of which £10bn will be in the UK. This investment strategy in clean energy generation and networks infrastructure will lead to the Iberdrola Group becoming a zero carbon company in Europe by 2030.

ScottishPower is the UK’s only fully integrated energy company, generating only green energy and transporting and supplying energy across the UK. In 2018, the company became the first integrated energy company in the UK to generate 100% green electricity. We are one of the UK’s leading renewables developers, operating nearly 3GW of renewable assets – enough to provide the annual energy needs of 1.8 million homes – and we have a further 7GW in the pipeline. Our Energy Networks business transmits and distributes energy to over 3.5m homes in the south of Scotland, north Wales and the north-west of England and is responsible for the operation and maintenance of over 105,000km of overhead lines and underground cables. Our Retail business supplies energy to nearly 5 million customers. www.scottishpower.com

Forward Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release, regarding the proposed business combination between First Reserve Sustainable Growth Corp. (“FRSG”), Juuce Limited (the “Company”) and EO Charging (“EO”), each of such parties’ ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, FRSG, the Company and EO disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. FRSG, the Company and EO caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of any of FRSG, the Company or EO. In addition, FRSG, the Company and EO caution you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the Business Combination Agreement and Plan of Reorganization, dated as of August 12, 2021, by and among FRSG, FRSG Merger Sub Inc., EO and the Company, and the other agreements related to the business combination (including catastrophic events, acts of terrorism, the outbreak of war, COVID-19 and other public health events), as well as management’s response to any of the foregoing; (ii) the outcome of any legal proceedings that may be instituted against FRSG, the Company, EO, their affiliates or their respective directors and officers following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of FRSG, regulatory approvals, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts FRSG’s or the Company’s current plans and operations as a result of the announcement of the transactions; (v) the Company’s and EO’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the pace and depth of EV adoption generally, and the ability of the Company to accurately estimate supply and demand for its EV charging products and services, and to grow and manage growth profitably following the business combination; (vi) risks relating to the uncertainty of the projected financial information with respect to the Company, including the conversion of pre-orders into binding orders; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations, governmental incentives and fuel and energy prices; (ix) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (x) the amount of redemption requests by FRSG’s public stockholders; and (xi) such other factors affecting FRSG that are detailed from time to time in FRSG’s filings with the Securities and Exchange Commission (the “SEC”). Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and its periodic filings with the SEC, including its Quarterly Report on Form 10-Q for quarterly period ended June 30, 2021. FRSG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Stockholders

In connection with the proposed business combination, a registration statement on Form F-4 is expected to be filed by EO with the SEC. The Form F-4 will include preliminary and definitive proxy statements to be distributed to FRSG’s stockholders in connection with FRSG’s solicitation for proxies for the vote by FRSG’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus of EO relating to the offer of the securities to be issued in connection with the completion of the business combination. Copies of the Form F-4 may be obtained free of charge at the SEC’s website at www.sec.gov. FRSG’s stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

FRSG, the Company and EO and their respective directors and officers may be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of FRSG’s executive officers and directors in the solicitation by reading FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of FRSG’s, the Company’s and EO’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.